ASML Announces Analyst Day 2005

VELDHOVEN, the Netherlands, September 19, 2005 — ASML Holding NV (ASML) in a conference with investors and analysts at its headquarters on September 20, 2005 will review the semiconductor lithography market, its product portfolio, research and development activity, and operations.

This is the company’s fourth annual Analyst Day and ASML will provide an updated perspective on its strategy and execution.

All presentations from ASML Analyst Day 2005 will be available on the company’s website at ASML.com on September 20, 2005.

About ASML

ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML.

Media Relations Contacts:
Tom McGuire - Corporate Communications - +31 40 268 5758 - Veldhoven, the Netherlands

Beth Kitchener - Corporate Communications - +1 203 761 6300 - Wilton, Connecticut

Investor Relations Contacts:
Craig DeYoung - Investor Relations - +1 408 383 4005 - Tempe, Arizona

Franki D'Hoore - Investor Relations - +31 40 268 6494 - Veldhoven, the Netherlands